Exhibit 99.1

St. John's, NL – April 2, 2018

FORTIS INC. TO HOLD TELECONFERENCE ON MAY 1 TO DISCUSS FIRST QUARTER 2018 RESULTS AND HOLD ANNUAL MEETING ON MAY 3

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE:FTS) will release its first quarter 2018 financial results on Tuesday, May 1, 2018. A teleconference and webcast will be held the same day at 8:30 a.m. (Eastern). Barry Perry, President and Chief Executive Officer, and Karl Smith, Executive Vice President, Chief Financial Officer, will discuss Fortis' first quarter 2018 financial results.

Analysts, members of the media and other interested parties in North America are invited to participate by calling 1.877.223.4471. International participants are invited to call 647.788.4922. Please dial in 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Corporation's website, www.fortisinc.com. A replay of the conference will be available two hours after the conclusion of the call until June 1, 2018. Please call 1.800.585.8367 or 416.621.4642 and enter pass code 4598586.

Fortis will hold its Annual Meeting of Shareholders on Thursday, May 3, 2018 at 9:00 a.m. (Eastern), 10:30 a.m. (Newfoundland), at the Holiday Inn St. John's, 180 Portugal Cove Road, St. John's, NL. A live video webcast of the meeting will be available on the Corporation's website, www.fortisinc.com. Participants will be able to submit questions for management during the Q&A portion of the webcast.

About Fortis

Fortis is a leader in the North American regulated electric and gas utility industry with 2017 revenue of C$8.3 billion and total assets of approximately C$48 billion. The Corporation's 8,500 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For more information please contact:

Investor Enquiries Ms. Kealey Martin Director, Investor Relations Fortis Inc. 709.737.2900 investorrelations@fortisinc.com	Media Enquiries Ms. Karen McCarthy Director, Communications & Corporate Affairs Fortis Inc. 709.737.5323 media@fortisinc.com